EDGAR CORRESPONDENCE

February 2, 2023

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington DC 20549
Attention: John Kernan

Re:	Davis New York Venture Fund, Inc. (40 Act File No.: 811-01701)
Davis Series, Inc. (40 Act File No.: 811-02679) Davis Variable Account Fund, Inc. (40 Act File No.: 333-76407)

Dear Mr. Kernan:
This letter is in response to comments you provided on January 12, 2023, with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of certain annual reports and other filings of the Registrants, as identified above. SEC comments are in bold and the responses immediately follow.
1.
a.
Please confirm if the expense allocation methodology used by the Government Money Market Fund to allocate transfer agency expenses to each class differs from that used by the other Davis Funds and if it differs, explain why.

Yes, the expense allocation methodology used by Davis Government Money Market Fund to allocate transfer agency expenses to each class differs from that used by the other Davis Funds. As disclosed in Note 1 of the Notes to Financial Statements, “Operating expenses directly attributable to a specific class, such as distribution and transfer agent fees, are charged against the operations of that class. All expenses for Davis Government Money Market Fund are allocated evenly across all classes of shares based upon the relative portion of net assets represented by each class.” Shareholders invested in Class A, C, and Y shares pay identical operating expenses and receive equivalent yields.
Davis Government Money Market Fund has followed and disclosed this policy with respect to transfer agent fees for many years. The Fund is offered primarily as an exchange vehicle for shareholders owning other Davis Funds. No 12b-1 fees are levied on any share classes (primary expense differential among share classes). Total transfer agent fees were $139,629 in 2021 on average assets of $138.7 million.
b.
If the expense allocation methodology used to allocate transfer agency expenses to the Government Money Market Fund is in fact consistent with the other funds, please confirm that the operating expenses reimbursed under the fund’s expense limitation agreement are subject to recoupment at the class and not the fund level to match the benefit that originally accrued to each respective class.

Not applicable. See response to 1(a).
c.	Please consider disclosing the amounts subject to recoupment by both year and class in the notes to the financial statements
The amounts subject to recoupment can be disclosed in the same manner as operating expenses that are reimbursed (i.e., by share class), which is based on a relative portion of net assets represented by each class.
2.
a.	Please summarize the criteria used to determine that Davis Funds repurchase agreement counterparties present minimal credit risk pursuant to the funds repurchase agreement guidelines.
Following is an excerpt from the Repurchase Agreements Policies & Procedures of the Funds summarizing the criteria used to determine that Davis Funds repurchase agreement counterparties present minimal credit risk.
A.	Creditworthiness of Counterparties
In connection with each repurchase agreement entered into on behalf of the Fund, Davis Advisors shall obtain and review such financial statements, reports and other information as Davis Advisors may determine to be reasonably necessary to evaluate the creditworthiness of the counter-party, and on the basis of such review shall determine that such counter-party does not present an apparent risk of becoming involved in bankruptcy proceedings during the term of the repurchase agreement and that the financial condition of such seller does not otherwise significantly impair the quality of the repurchase agreement. Davis Advisors will continue to monitor the creditworthiness of the seller of the instrument during the term of the repurchase agreement. Repurchase agreement counterparties must meet each of the following three requirements: 1. Davis Advisors must reasonably believe that the counterparty is well respected in the industry; 2. Commercial paper issued by the counterparty must be rated A-3 or better by Standard & Poor’s, P-3 or better by Moody’s, or, if the counterparty’s commercial paper is not rated, Davis Advisors must reasonably believe that its credit is of comparable quality; and 3. Each counterparty must have reported equity of $1 billion or more. If the counter-party does not meet the requirements stated above, Davis Advisors may “look-through” the counter-party to the counter-party’s parent company to meet the requirements. If Davis Advisors determines to use a counterparty whose commercial paper does not meet the requirements specified herein, or does not have reported equity of at least $1 billion, then Davis Advisors must provide written notice to the Fund’s Board of Directors/Trustees at the next regularly scheduled meeting and the notice must include the reasons for using the counterparty. At least once per year, Davis Advisors shall verify and document that each repurchase agreement counterparty meets each of the above requirements.
b.
To the extent that a counterparty relies on a sponsored cleared repo arrangement to transact via the fixed income clearing corporation, please enhance disclosure in the financial statements which will complement disclosure included in the SAI to inform readers of this arrangement.

The following paragraph can be added into the Notes to Financial Statements, in lieu of the current disclosure for master repurchase agreements:
Repurchase agreements are transactions under which a Fund purchases a security from a dealer counterparty and agrees to resell the security to that counterparty on a specified future date at the same price, plus a specified interest rate. The Fund’s repurchase agreements are secured by U.S. government or agency securities. It is the Fund’s policy that its regular custodian or third party custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the collateral securities and to apply the proceeds in satisfaction of the obligation.
Current disclosure reads as follows:
Master Repurchase Agreements - The Funds, along with other affiliated funds, may transfer uninvested cash balances into one or more master repurchase agreement accounts. These balances are invested in one or more repurchase agreements, secured by U.S. Government securities. A custodian bank holds securities pledged as collateral for repurchase agreements until the agreements mature. Each agreement requires that the market value of the collateral be sufficient to cover payments of interest and principal; however, in the event of default by the other party to the agreement, retention of the collateral may be subject to legal proceedings
3.
Staff noted elevated capital stock subscription and redemption activity preceding and succeeding respectively IPO activity linked to three fair valued private equity preferred share investments (namely Grab Holdings, DiDi, and MissFresh) held by Davis Opportunity Fund during the fiscal year ended December 31, 2021. The staff has questions related to the timing and correlation of such shareholder capital activity and investment activity.

a.
With respect to Class Y activity in April, May, June, July, and December 2021, please confirm if any material purchases followed by subsequent sales transactions were executed by affiliates and/or clients of the affiliates.

On April 14, 2021, there was a $10 million purchase by Davis Selected Advisers, L.P., with no subsequent sells. This is evidenced in Exhibit A.
b.
Please supplement and provide a description of timing of changes of key assumptions made to the Fund’s fair valuations of Grab Holdings, DiDi, and MissFresh during the FYE Dec 31, 2021 and the date of significant shareholder capital activity.

The relevant documentation is attached as Exhibit A and Exhibit B.
c.
It appears that the funds have a 30 day restriction policy. Under the 30 day restriction, any shareholder redeeming shares from an equity fund will be precluded from investing in the same equity fund for 30 calendar days after the redemption transaction. Please confirm if any of the activity referenced in your response to 3(a) was subject to such a restriction policy or flagged for further evaluation pursuant to the funds market timing policy.

All activity referenced in 3(a) was subject to the restriction policy. Beginning in May 2021, we quickly learned that some investment advisors using momentum strategies were purchasing Davis Opportunity Fund and we closely monitored their trading. Their trading was primarily in accounts held at Schwab, National Financial, and T.D. Ameritrade.
4.
Please provide the names of the agreements between the funds and the distributor that govern the recovery of Class B and Class C carryover payments which are referenced on pages 39 and 40 of the SAI dated November 29, 2021. If the applicable agreements are not filed as exhibits to the Fund’s registration statement, please consider filing these in compliance with Item 28 of Form N-1A. In addition, please consider modifying current disclosure as necessary to recognize that Class B shares are no longer sold.

The language on page 32 of the SAI dated November 29, 2021, referencing carryover payments, will be removed upon the next prospectus update. This language was removed from the SAI in 2009, but was subsequently added back in by former General Counsel in 2019 upon the belief that the language was necessary based on Item 19 of Form N-1A. We do not believe this language is necessary as there is no agreement beyond the 12(b)(1) plan.
Davis Series, Inc., Davis New York Venture Fund, Inc., and Davis Variable Account Fund, Inc. acknowledge that:
1.	The Registrants are responsible for the accuracy and adequacy of the disclosures in the Registrants’ filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrants’ filings or in response to staff comments on Registrants’ filings.
Please call the undersigned at (520) 434-3793 with any comments or questions.
Respectfully,
/s/ Lisa Cohen
     Lisa Cohen
     Vice President and Secretary

EXHIBIT A

Significant Shareholder Activity during the year ended December 31, 2021
Date	Subscription ($)	Redemption ($)	Notes
Class A
5/3/2021	5.2M		2.5M-TD Ameritrade
6/18/2021		6.6M	3.5M-TD Ameritrade
12/9/2021		2.5M	Various Omnibus-around distribution
12/21/2021	5.3M		This is an exchange that Merrill completed
Class Y
4/14/2021	10M		DSA purchase-Exchange from DGMMF (Affiliate)
4/27/2021	24.3M		UBS
5/3/2021	19.3M		18.6M-NFS- KFG & True Private included
5/4/2021	6.1M		6M-NFS-Arbor, KFG & True Private included
5/6/2021	10.4M		ML-6.7M, Schwab-1.2M, TD-2.4M. Mainstay included in TD and Schwab
5/7/2021	28.5M		Schwab-13.4M, TD-14.8M-Mainstay
5/10/2021	10.4M		Schwab-5.5M, TD-4.8M, Mainstay
5/12/2021	3.9M
5/13/2021	2.3M		NFS
6/7/2021	4.7M		Wells Fargo
6/9/2021		9.9M	NFS-5.9M	Arbor redeemed 6M
6/21/2021	2.3M		American Enterprise-1.6M
6/24/2021		3.6M	NFS-2.7M
6/28/2021		15.9M	NFS-7.6M
7/1/2021		8.8M	Schwab-3.9M, TD-2.1M
7/2/2021		3.7M	Schwab-1.2M, TD-1.3M
7/14/2021		2.9M	Pershing-1.5M
7/16/2021		19.6M	Schwab-9.2M, TD-5.8M
7/19/2021		10M	Schwab-5.2M, TD-1.2M
8/5/2021	8.2M		UBS
8/5/2021		6.5M	ML
8/6/2021	7.3M		UBS
9/2/2021		2.1M	RBC-1.6M
9/3/2021		4.5M	Wells Fargo
9/21/2021		1.7M	American Enterprise-1.4M
12/6/2021		34.9M	UBS
12/9/2021		2.8M	MS-1.5M
12/31/2021		4M	UBS

EXHIBIT B

Fund Fair Value changes approved by Davis Opportunity Fund (“FUND”) Pricing Committee Year Ended 12/31/21
Grab Holdings
1/29/21-$5.60 per share based on Volume Weighted Average Price (“VWAP”) of 12 recent secondary transactions totaling $19.9M.
4/13/21-$10.43 per share-1) Grab formal announcement of SPAC merger with Altimeter Growth Corp (“AGC”) 2) $4B PIPE transaction at $10 per share equivalent to $13.03 on Fund PFD shares (1.303 merger ratio) 3) Several conditions needed to be met including SEC approval 4) 20% discount applied based on 65% probability of deal occurring.
11/22/21-$12.29 per share -1) SEC declared the Grab F-4 filing and merger proxy effective 2) approval still needed by AGC and Grab shareholders 3) 5.7% discount applied based on 90% probability of deal occurring.
12/2/21- GRAB listed on Nasdaq. Close was $8.75 per share (equivalent to $11.404 on Fund PFD shares).

DiDi Global
1/11/21-$39.17 per share based on VWAP of four recent secondary transactions including single Uber transaction of $207M ($40.83 per share).
2/12/21-$40.58 per share based on VWAP of four recent secondary transactions including two Uber transactions totaling $500M ($40.83 per share).
3/8/21-$40.83 per share 1) B-1 shares (mostly held by UBER) will be converted into 3 ordinary shares upon IPO. 2) UBER entered into agreement to sell 8% of their stake of B-1 shares at $122.49 per share (equivalent to $40.83 on Fund Series A and B-2 PFD shares). 3) Another Davis Fund purchased 31,023 B- 1 shares ($3.8M) as part of Right of First Refusal Agreement. 4) Standalone UBER transactions from January and February, along with Davis Fund purchase were all at $40.83 per share.
4/30/21-$45.46 per share based on VWAP of two recent secondary transactions totaling $556M. 5/17/21-$51.97 per share based on VWAP of two recent secondary transactions totaling $274M. 5/24/21-$51.84 per share based on VWAP of three recent secondary transactions totaling $299M.
6/30/21-1) IPO price of $14 per American Depositary Receipt (“ADS”) and trading opened at $16.65 per ADS. 2) Series A and B-2 Pfd shares immediately prior to completion of IPO were converted and re- designated as Class A Ordinary Shares on a 1:1 basis. Then at IPO, each Fund received 4 ADS for each Ordinary share. 3) ADSs are locked up for 180 days (six months) before process can begin to convert to freely tradable shares. 4) Fund valued Didi during lockup period using last reported sales price less discount.

Missfresh
6/22/21-$4.83 per share- 1) Missfresh issued a prospectus that released IPO range of $13-$16. 2) Immediately prior to completion of the IPO, the Series E PFD shares were converted and re-designated as Class B Ordinary Shares on a 1:1 basis. Then upon IPO, the Fund received 1 ADS for every 3 Ordinary shares. 3) The prospectus showed an assumed IPO price of $14.50 (midpoint of range) which would equate to $4.83 for the Series E shares owned by the Fund.
6/25/21-1) IPO price of $13 per ADS and trading opened at $10.65 per ADS 2) ADSs are locked up for 180 days (six months) before process can begin to convert to freely tradable shares. 4) Fund valued Missfresh during lockup period using last reported sales price less discount.